EXHIBIT 99.1

Senstar Technologies Ltd.
10th F. Gibor Sport Tower 7 Menachem Begin Road	T: +972-74-794-5200
Ramat Gan 5268102, Israel	www.senstartechnologies.com

Senstar Technologies Reports
 First Quarter 2023 Financial Results

Ramat Gan, Israel, June 6, 2023 – Senstar Technologies (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced its financial results for the three months ended March 31, 2023. Management will hold an investors' conference call later today (at 10 a.m. Eastern Time) to discuss the results.

Business Highlights:

•	Achieved double-digit, year-over-year revenue growth in the U.S in Q1 2023 primarily in the corrections market, one of the Company’s four target market verticals.
•	Awarded a new strategic project in Europe in one of our four key vertical markets.
•	Appointed Fabien Haubert as Interim Chief Executive Officer.

Mr. Fabien Haubert, Interim Chief Executive Officer of Senstar Technologies, stated, “Our first quarter financial results are in-line with our expectations and reflect the seasonality of our business. Gross margin of 56% of revenue this quarter reflects product mix as compared to the same period last year, while the modest increase in operating expenses was the result of investments that we made in the first quarter in sales and marketing and new product launches to drive future growth. We are advancing several new business opportunities that have the potential to scale our business in our targeted verticals of energy, utilities, corrections and logistics.”

Mr. Fabien Haubert continued, “Our primary objective is to expand our market share within our focus high-value verticals with the goal of maintaining gross margin above the industry average. We are developing next-generation sensors and differentiated products that align directly with market demand. Importantly, the vertical markets we are targeting seek high-value solutions and present attractive growth opportunities where Senstar already has an established presence and brand recognition. We are increasingly encouraged by the opportunities for growth in 2023 and beyond and our ability to capture new market share.”

First Quarter 2023 Results Summary

Revenue for the first quarter of 2023 was $6.4 million, a decrease of 5.0% compared with $6.8 million in the first quarter of 2022. First quarter gross profit was $3.6 million, or 55.7% of revenue, compared with $4.5 million, or 65.8% of revenue, in the year ago quarter. The decrease in gross margin was primarily due to a shift in the mix of products sold during the quarter.

Operating expenses were $5.3 million, an increase of 3.6% compared to the prior year's first quarter operating expenses of $5.1 million. The increase in operating expenses is primarily attributable to increases in selling and marketing expenses compared to the 2022 period.

Operating loss for the first quarter of 2023 was ($1.7) million compared to an operating loss of ($0.7) million in the year-ago period.

Financial income was $40,000 compared to financial expense of ($239,000) in the first quarter last year.

Net loss in the first quarter of 2023 was ($1.9) million or ($0.08) per share versus a net loss of ($1.1) million, or ($0.05) per share in the first quarter of last year.

EBITDA loss for the first quarter of 2023 was ($1.4) million versus an EBITDA loss of ($0.3) million in the first quarter of 2022.

The Company had cash and cash equivalents and short-term bank deposits of $14.8 million, or $0.64 per share, as of March 31, 2023, compared with $15.0 million, or $0.65 per share, at December 31, 2022.

Earnings Conference Call Information:

The Company will host a conference call later today, June 6, 2023. The call will begin promptly at 10:00 am Eastern Time; 5:00 pm Israel Time; 3:00 pm UK Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13737922.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779
Israel Toll Free: 1 809 406 247
UK Toll Free: 0 800 756 3429

The conference call is also available via a live webcast at: https://viavid.webcasts.com/starthere.jsp?ei=1618068&tp_key=655ad2ce49

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13737922

About Senstar Technologies

With innovative perimeter intrusion detection systems (including fence sensors , buried sensors , and above ground sensors ), intelligent video-management , video analytics , and access control , Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance and unify support. For 40 years, Senstar has been safeguarding people, places and property for organizations around the world, with a special focus in utilities , logistics , correction facilities, and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents the Non-GAAP presentation of EBITDA. This non-GAAP measure is not in accordance with, nor is it a substitute for, a GAAP measure. The Company uses EBITDA to evaluate and manage the Company's operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company's operations, the demand for the Company's products, global supply chains and economic activity in general.

For more information:

Senstar Technologies: Tomer Hay Chief Financial Officer Tel: +972-74-794-5200 Tomer.Hay@senstar.com	IR Contact: Kim Rogers Managing Partner Hayden IR +1 541-904-5075 Kim@HaydenIR

SENSTAR TECHNOLOGIES
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended March 31,
	2023	2022	% change
Revenue	6,445	6,785	(5)
Cost of revenue	2,852	2,318	23

Gross profit	3,593	4,467	(20)

Operating expenses:
Research and development, net	1,040	1,095	(5)
Selling and marketing	2,446	2,299	6
General and administrative	1,840	1,745	5
Total operating expenses	5,326	5,139	4

Operating loss	(1,733)	(672)
Financial income (expense), net	40	(239)

Loss before income taxes	(1,693)	(911)

Taxes on income	182	186

Net loss attributable to Senstar’s shareholders	(1,875)	(1,097)

Basic and diluted net loss per share	$(0.08)	$(0.05)

Weighted average number of shares used in computing basic and diluted net loss per share	23,309,987	23,301,931

SENSTAR TECHNOLOGIES
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended March 31,
	2023%	2022%

Gross margin	55.7	65.8
Research and development, net as a % of revenues	16.1	16.1
Selling and marketing as a % of revenues	38.0	33.9
General and administrative as a % of revenues	28.5	25.7
Operating margin	-	-
Net margin	-	-

SENSTAR TECHNOLOGIES
 RECONCILIATION OF EBITDA TO NET INCOME (LOSS)
(All numbers expressed in thousands of US$)

	Three Months Ended March 31,
	2023	2022

GAAP Net loss	(1,875)	(1,097)
Less:
Financial income (expenses), net	40	(239)
Taxes on income	182	186
Depreciation and amortization	(323)	(408)
EBITDA	(1,410)	(264)

SENSTAR TECHNOLOGIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	March 31,	December 31,
	2023	2022
CURRENT ASSETS:
Cash and cash equivalents	$14,727	$14,937
Short-term bank deposits	113	110
Restricted cash and deposits	5	5
Trade receivables, net	6,540	9,973
Unbilled accounts receivable	424	350
Other accounts receivable and prepaid expenses	1,468	1,441
Inventories	9,867	8,443

Total current assets	33,144	35,259

LONG TERM ASSETS:

Deferred tax assets	2,034	1,981
Operating lease right-of-use assets	941	987

Total long-term assets	2,975	2,968

PROPERTY AND EQUIPMENT, NET	1,593	1,651

INTANGIBLE ASSETS, NET	1,141	1,142

GOODWILL	10,879	10,866

TOTAL ASSETS	$49,732	$51,886

SENSTAR TECHNOLOGIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	March 31,	December 31,
	2023	2022

CURRENT LIABILITIES:

Trade payables	$2,070	$2,408
Customer advances	212	239
Deferred revenues	2,742	2,866
Other accounts payable and accrued expenses	4,974	4,749
Short-term operating lease liabilities	273	248

Total current liabilities	10,271	10,510

LONG-TERM LIABILITIES:
Deferred revenues	1,375	1,463
Deferred tax liabilities	868	865
Accrued severance pay	321	330
Long-term operating lease liabilities	697	757
Other long-term liabilities	265	274

Total long-term liabilities	3,526	3,689

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at March 31, 2023 and December 31, 2022; Issued and outstanding: 23,309,987 shares at March 31, 2023 and December 31, 2022	6,799	6,799
Additional paid-in capital	30,519	30,503
Accumulated other comprehensive loss	(667)	(758)
Foreign currency translation adjustments (stand-alone financial statements)	9,670	9,654
Accumulated deficit	(10,386)	(8,511)

TOTAL SHAREHOLDERS' EQUITY	35,935	37,687

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$49,732	$51,886